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                            UC ACQUISITION SUB, INC.

                                                                   July 30, 1999

Unilab Corporation
18448 Oxnard Street
Tarzana, CA 91356

Dear Sirs:

     Reference is made to the Agreement and Plan of Merger dated as of May 24, 1999 between Unilab Corporation (the "Company") and UC Acquisition Sub, Inc. ("Merger Sub"), as amended on July 8, 1999 (the "Merger Agreement"). This letter confirms the parties' agreement that the Merger Agreement is hereby amended and supplemented, effective as of the date of this letter, as follows:

     (a) The words "or affiliates thereof" shall be inserted after "Merger Sub" in the last sentence of Section 2.5.

     (b)  The following proviso shall be added to the end and as part of the second sentence of Section 5.11(a) (after the phrase "....the proceeds of the Bridge Financing"): "; provided further that Merger Sub shall have no obligation to draw on or obtain for it or the Company the proceeds of the Bridge Financing if an Escrow Closing (as defined in Section 5.11(c)) has theretofore occurred."

     (c) Section 5.11(c) shall be added to the Merger Agreement consisting of the following:

          "(c) At any time prior to consummation of the Merger, the proceeds of the subordinated debt financing in connection with the Merger may be closed into escrow such that such proceeds are held by a newly formed corporation (the "EscrowCo") formed at the direction of Kelso (such closing, an "Escrow Closing"). At or immediately prior to such Escrow Closing, the Company shall pay to EscrowCo an amount in dollars (the "Breakage Amount") sufficient to cover (i) accrued interest on the EscrowCo Debt (as defined below) from the Escrow Closing to and including the Termination Date (as defined in Section 7.1(d)), net of income earned by EscrowCo from investing the proceeds of the subordinated debt financing in Permitted Investments (as defined below) to be determined by the Company and Merger Sub prior to the deposit of the Breakage Amount with EscrowCo and (ii) any repayment premium applicable thereto in the event that this Agreement is terminated by the parties in accordance with its terms or the Merger is not consummated by the date specified by the terms of the EscrowCo Debt. At or immediately prior to the Effective Time and subject to consummation of the Merger, (i) the Surviving Corporation shall assume the indebtedness of EscrowCo plus any accrued and unpaid interest thereon (the "EscrowCo Debt") and receive the proceeds held by EscrowCo and (ii) EscrowCo



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          shall be released from all obligations with respect thereto. In the event that this Agreement is terminated by the parties in accordance with its terms or the Merger is not consummated by the date specified by the terms of the EscrowCo Debt, the EscrowCo Debt (plus any applicable repayment premium) shall be repaid in full by EscrowCo. With respect to any such repayment of the EscrowCo Debt (plus any applicable repayment premium), Merger Sub shall promptly reimburse the Company for one-half of the excess of the Breakage Amount over any portion of such amount returned to the Company by EscrowCo. The parties hereto agree that (i) any applicable repayment premium shall in no event exceed 1% of the principal amount of the EscrowCo Debt,
          (ii) placement agent fees or discounts or commitments shall be payable with respect to the EscrowCo Debt only at the Effective Time and (iii) EscrowCo shall invest the proceeds of its borrowings in Permitted Investments. In the event that the proceeds of the subordinated debt financing are invested in Permitted Investments such that the Breakage Amount is less than the amount, which when added to such proceeds, is not enough to repay in full the EscrowCo Debt (plus any applicable repayment premium), the Company and Merger Sub shall each pay one-half of such shortfall to EscrowCo to enable it to pay such amount to the applicable debtholders. As used herein, "Permitted Investments" shall mean United States treasury securities (without regard to maturity) and investments in time deposits, certificates of deposit or money market deposits maturing within 90 days of the date of acquisition thereof and entitled to U.S. Federal deposit insurance for the full amount thereof or issued by a bank or trust company which is organized under the laws of the United States or any state thereof having capital in excess of $500 million."

     (d) The word "provisos" shall replace the word "proviso" as the second to last word of Section 6.3(c) (without giving effect to the remainder of this sentence) and the following shall be added to the end of Section 6.3(c): "; and provided further that if an Escrow Closing has occurred with respect to an amount as great as that set forth in the Bridge Financing Letter (or such lesser amount as necessary to provide, when taken together with the Debt Financing under the Commitment Letters, $310,000,000) and if the Surviving Corporation shall have assumed the EscrowCo Debt and received the proceeds held by EscrowCo and EscrowCo shall


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          have been released therefrom in accordance with the terms thereof, the condition set forth in clause (ii) shall be deemed satisfied."



                                        Very truly yours,

                                        UC Acquisition Sub, Inc.



                                        By: /s/ James J. Connors, II
                                            ------------------------------
                                            Name:  James J. Connors, II
                                            Title: Vice President

Agreed to as of the date written above:

Unilab Corporation

By: /s/ Mark L. Bibi
    ------------------------------
    Name:  Mark L. Bibi
    Title: Executive Vice President